
MicroVision
OPTICAL
MicroVision

Business Overview – Spring 2021

MicroVision
OPTICAL







MicroVision OPTICAL

THE NEW MICROVISION OPTICAL

It's time to capitalize on our longstanding history as innovator and technology leader as we build a new, entirely direct-to-consumer business.

Now we will:

- Launch the all-new Parallel Eyewear sunglass business on our own website, introduce the products on Amazon, and explore non-U.S. distribution
- Re-launch the existing MicroVision branded reader business with an all-new website, Amazon presence, and technology licensing effort.
- Create and maintain a new social media landscape for both brands.

MicroVision OPTICAL

Parallel



MicroVision OPTICAL

About Us

Since its founding, MicroVision Optical, LLC has been a leader in the eyewear industry. Patented product technology development and licensing to global optical companies has been a key part of its history. The Company has developed, patented, licensed and manufactured "first-to-market" products sold globally for more than 15 years.

Major brand eyewear products incorporating MicroVision Optical patented technologies are sold in drugstore, grocery and other retail locations nationwide

With more than two decades of eyewear industry experience in design, manufacturing, logistics, and licensing, management knows what it takes to run a profitable business in this category.



Over 1,000,000 Pairs of Readers Sold







MicroVision
OPTICAL

MICROVISION READERS

MicroVision Optical provides new and innovative solutions for vision correction

- A 20 year history of commercially successful technical innovation in reader design
- Proven expertise in manufacturing and logistics
- Patented products like MicroVision's Folding Vision and Rolling Readers

www.microvisionoptical.com



MicroVision OPTICAL

PARALLEL EYEWEAR

Highest Quality Lowest Price

The new Parallel Eyewear brand is positioned to take advantage of very large, interconnected trends in consumer behavior:

- The ongoing, all-category movement to D2C sales
- The grow-fast advantages of an entirely on-line business
- Consumers' increasing desire for new brands whose products compete in both quality and features with comparable legacy brands *but with significantly lower D2C pricing*
- Biltwell, Vice Golf, Greats, Dollar Shave, Casper, Warby Parker, Away Luggage, and Glossier are all examples of this global trend

www.paralleleyewear.com

MicroVision OPTICAL

COMPETITIVE LANDSCAPE

The global sunglass market is highly fragmented. The market is dominated by very large players such as Luxottica Group, VSP-Marchon and The Safilo Group.



HIGHER QUALITY / HIGHER TECHNOLOGY
Parallel
MicroVision OPTICAL
COSTA
Maui Jim
SALT.
OAKLEY
KAENON
Féroce
RAEN
TIFOSI
LOW PRICE
HIGH PRICE
NATIVE EYEWEAR
THE Rocket EYEWEAR COMPANY
SUNDOG EYEWEAR
BLENDERS EYEWEAR
LOWER QUALITY / LOWER TECHNOLOGY

UNIT ECONOMICS

READERS

MVO Direct-to-Consumer Price:	$29.95 - $39.95
Cost per Unit:	$4.50

PARALLEL

Direct-to-Consumer Price:	$89.95
Cost per Unit (incl. S&H):	$20.00 - $25.00



MicroVision
OPTICAL







DAVID JOHNSON, Founder and CEO

David Johnson has been CEO of MicroVision Optical since 2001 and owner of the company since 2010. Mr. Johnson created the MicroVision Optical brand identity and was the key figure in developing the company’s eyewear designs and much of its patented technology. Mr. Johnson lead the company’s campaign to license MicroVision patented technology to many of the largest global eyewear brands while establishing the manufacturing relationships in China, Taiwan, Japan, and Mauritius that continue to produce the company’s products

In 2008 Mr. Johnson invented patented technology that eyewear giant Marchon incorporated into their 3D eyewear. With Marchon, he founded Marchon3D, and while maintaining his position with MicroVision, acted as President of that business through 2015. Marchon acquired all of MicroVision’s 3D intellectual property in 2010.

In 2006 Mr. Johnson established the company’s successful QVC business. MicroVision Optical remains one of only a handful of QVC-approved eyewear manufacturers.

Mr. Johnson was a founder of Italian sportswear maker, Como Sport, and helped lead that company to a successful sale of the brand to Cobra Golf in 1995.

In 1976, Mr. Johnson built, owned, and managed the first retail Ralph Lauren store in the world. He went on to build five additional stores in the western U.S. Mr. Johnson joined Ralph Lauren Inc. from 1988 until 1998 working as Executive for Special Projects reporting to the CEO. Mr. Johnson’s stores were acquired by Ralph Lauren Inc. as part of that company's IPO in 1998.

Mr. Johnson has a BS in Business Administration and Management from University of Colorado.





Our Team

Raymond Sphire, V.P. , Senior Advisor
In 2005, Mr. Sphire co-founded SuperFoods Partners LLC., created the SuperFoodsRx brand of vitamins, packaged foods and beverages, secured the company's early-stage equity and debt financing and is currently Managing Partner. In 2002, as CEO of Bioceutix, Inc. he managed that company's acquisition of the MD Formualtions and MD Forte skincare brands from Allergan Pharmaceutical Corp. Bioceutix grew to a $40 million retail brand with sales in 25 countries. In 2004, Bioceutix, Inc., merged with Bare Escentuals, Inc., forming MD Beauty, Inc,. and was acquired by private equity fund Berkshire Partners. As Vice President of Thermolase Corporation (TLZ), Mr. Sphire was part of the management team that commercialized the first FDA approved laser hair removal technology. Mr. Sphire is a graduate of Harvard University.

Todd Brumley, V.P. Finance
Mr. Brumley joins MicroVision after a successful career as a banking, accounting, and finance executive. He was recently head of Business Development for Blythe Global Advisors, a national, specialized accounting and financial services company. Prior to joining Blythe, Mr. Brumley was principal of Senior Debt, Inc., assisting small businesses in southern California secure specialized debt financing, including term loans, operating credit facilities and SBA acquisition financing. Mr. Brumley was previously a Director of Business Development at BDO USA the U.S. member firm of global accounting network BDO International. Mr. Brumley began his banking career at Union Bank as loan officer serving mid-market businesses.

David Stern, Brand Management, Senior Advisor
An experienced entrepreneur, Mr. Stern actively develops start-ups and introduces brands to investors as an equity partner and manager. He is a founder of Boodywear USA, SuperFoodsRx, SkinSciPac and SONHOS Social Capital, As president of Tatoo Brand Strategy he led strategic development on CNN, Condé Nast, Discovery Networks, Echo Entertainment Group, Elizabeth Arden, MasterCard, Paramount & Warner Brothers.

ORGANIZATIONAL CHART

David Johnson
Founder & CEO

Raymond Sphire
Vice President
Senior Advisor

David Stern
Brand Management
Senior Advisor

Todd Brumley
Vice President Finance

Fahim Fana
Warehouse Services

Digital Marketing
Power Digital Marketing

Website Management
Empowered e-Commerce

Administrative Staff

Building to 50,000 frames per year


MicroVision
OPTICAL





<u>MicroVision Optical Direct-to-Consumer Channel</u>

- Launch the new Parallel Eyewear website April 2021
- All new social media for both brands July 2021
- Refreshed Amazon for MVO Readers July 2021
- Amazon for Parallel Eyewear August 2021
- Re-launch the MVO Readers website September 2021

MARKET SIZE & GROWTH



U.S. Reading Glasses Market Size by 2026 ($ in billions)
$20.0
$18.0
$16.0
$14.0
$12.0
$10.0
$8.0
$6.0
$4.0
$2.0
$0.0
2018
2019
2020
2021
2022
2023
2024
2025
2026
Market Size



Global Eyewear Market Share by Distribution Channel 2020
14%
86%
E-Commerce
Traditional Retail

- The Direct-To-Consumer Eyewear market revenues approximate $2.8 billion, with double digit annual growth
- Global sunglass revenues top $38 billion
- The global eyewear market revenues are expected to be $136 billion by 2021.
- Global sunglasses market is forecasted to reach USD 38.84 billion by 2024 growing at a CAGR of 5.5% during the forecast period (2019-2024)